UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

EnergySolutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

292756 202
(CUSIP number)

LGB ENV LLC
c/o Lindsay, Goldberg & Bessemer L.P.
630 Fifth Avenue
New York, NY 10111
(212) 651-1100

with a copy to:

Boris Dolgonos, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

March 1, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 292756 202	13D	Page 2

1.	NAME OF REPORTING PERSON: LGB ENV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	9,597,654
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	9,597,654
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,597,654
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		10.8%
14.	TYPE OF REPORTING PERSON:		OO

CUSIP No. 292756 202	13D	Page 3

This Amendment No. 1 amends the Schedule 13D filed February 13, 2009, as amended (the “Schedule 13D”), and is filed by LGB ENV LLC (“LGB ENV”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of EnergySolutions, Inc. (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Neither LGB ENV nor, to the knowledge of LGB ENV, any natural person named in Exhibit 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which LGB ENV was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On February 26, 2010, LGB ENV transmitted a Form 144 for filing with the Commission indicating its intention to sell an aggregate of 7,410,244 shares of Common Stock (the “Initial Form 144”) and on March 1, 2010, LGB ENV transmitted a subsequent Form 144 for filing with the Commission indicating its intention to sell an additional aggregate amount of 3,027,005 shares of Common Stock (together with the Initial Form 144, the “Forms 144”). The amounts disclosed on the Forms 144 are inclusive of the sales disclosed in Item 5(c) of this Amendment No. 1.

Except as described above, neither LGB ENV nor, to its knowledge, any of its managers or executive officers, has any present plan or proposal which relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b) The responses of LGB ENV to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

As of March 1, 2010, the aggregate number of shares of Common Stock that LGB ENV beneficially owns is 9,597,654, which constitutes approximately 10.8% of the outstanding shares of Common Stock, based on the Company having 88,499,706 total outstanding shares of Common Stock as of February 26, 2010, as reported in the Company’s Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 1, 2010.

Except as disclosed in this Item 5(a) and (b), neither LGB ENV nor, to the best of its knowledge, any of its managers or executive officers, beneficially owns any shares of Common Stock or presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

CUSIP No. 292756 202	13D	Page 4

(c) During the past 60 days, LGB ENV effected transactions with respect to the Common Stock on such dates, in such amounts and at such per share prices (excluding brokerage fees) as follows:

Trade Date	Shares Sold	Price per Share
February 26, 2010	488,995	$6.09	(1)
March 1, 2010	350,600	$6.08	(2)

(1)
The price per Share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.03 to $6.15, inclusive. The reporting person undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) and (2) to this Form 4.

(2)	The price per Share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.00 to $6.17, inclusive.

All such sales were made in the open market through J.P. Morgan Securities Inc. To the best knowledge of LGB ENV, none of its managers or executive officers has effected any transaction in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of LGB ENV, only LGB ENV has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by it.

(e) Not applicable.

Item 7.             Material to be Filed as Exhibits.

None.

4

CUSIP No. 292756 202	13D	Page 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2010

LGB ENV LLC

By:	/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Executive Manager

By:	/s/ Robert D. Lindsay
Name:	Robert D. Lindsay
Title:	Executive Manager

EXHIBIT 1

MANAGERS AND EXECUTIVE OFFICERS

Directors and Executive Officers of LGB ENV LLC

The following table is a list of the managers and executive officers of LGB ENV LLC (“LGB ENV”), setting forth the name, present position with LGB ENV and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted.) Each person listed below is a citizen of the United States. The business address of each individual listed below is Goldberg Lindsay & Co. LLC, 630 Fifth Avenue, New York, NY.

Name And Position	Principal Occupation or Employment
Alan E. Goldberg Executive Manager	Co-Managing Partner, Goldberg Lindsay & Co. LLC
Robert D. Lindsay Executive Manager	Co-Managing Partner, Goldberg Lindsay & Co. LLC